Exhibit 21.1

Subsidiaries of SusGlobal Energy Corp.

The list below represents the entities that are subsidiaries of SusGlobal Energy Corp.

Subsidiary	Jurisdiction of Formation
SusGlobal Energy Canada Corp.	Federal, Canada
SusGlobal Energy Canada I Ltd.	Ontario, Canada
SusGlobal Energy Belleville Ltd.	Ontario, Canada
SusGlobal Energy Hamilton Ltd.	Ontario, Canada
1684567 Ontario Inc.	Ontario, Canada